Exhibit 99.1

ERYTECH Pharma Reports Voting Results from

Annual General Meeting Held on June 28, 2018

Lyon (France) and Cambridge (U.S.), July 17, 2018 – ERYTECH Pharma (Euronext: ERYP – Nasdaq: ERYP) announced that its 2018 Annual General Meeting was held in Lyon on Thursday, June 28, 2018.

At the meeting, all resolutions for which management recommended a vote in favor, were adopted, including:

-	Approval of the annual financial statements and consolidated financial statements for the year ended December 31, 2017 and quietus of directors;

-	Allocation of the financial year’s results;

-	Approval of regulatory agreements and commitments referred to in Article L.225-38 of the French Commercial Code;

-	Approval of the regulations of the share subscription and/or purchase options plan adopted by the Board of Directors on June 27, 2017;

-	Authorization for the Board of Directors to grant share subscription and/or share purchase options and/or to issue detachable share subscription warrants to corporate officers and employees of the Company or companies in the ERYTECH Pharma Group.

The full results of all matters voted on at the meeting can be viewed on the Company’s website at www.erytech.com, under the Shareholders Meeting tab within the Investors section.

About ERYTECH: www.erytech.com

Founded in Lyon, France in 2004, ERYTECH is a clinical-stage biopharmaceutical company developing innovative therapies for rare forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside red blood cells, ERYTECH has developed a pipeline of product candidates targeting markets with high unmet medical needs. ERYTECH’s initial focus is on the development of products that target the altered amino acid metabolism of cancer cells, depriving them of nutrients necessary for their survival.

The Company’s lead product, eryaspase, also known under the trade name GRASPA®, consists of an enzyme, L-asparaginase, encapsulated inside donor-derived red blood cells. L-asparaginase depletes asparagine, a naturally occurring amino acid essential for the survival and proliferation of cancer cells. L-asparaginase has been a standard component of multi-agent chemotherapy for the treatment of pediatric acute lymphoblastic leukemia (ALL), but side effects limit treatment compliance, especially in adults and patients with weak performance status.

Eryaspase demonstrated promising efficacy and safety results in various clinical trials in ALL, as well as in a Phase 2b trial in second-line pancreatic cancer. ERYTECH is preparing for the launch of a pivotal Phase 3 clinical trial in second line pancreatic cancer and Phase 2 trials in first line pancreatic cancer and triple-negative breast cancer.

ERYTECH produces eryaspase at its own GMP-approved and operational manufacturing site in Lyon (France), and at a site for clinical production in Philadelphia (USA). A large-scale manufacturing facility is under construction in New Jersey (USA).

In addition to eryaspase, ERYTECH is developing erymethionase, methionine-g-lyase encapsulated in red blood cells, to target cancer cells’ amino acid metabolism and induce tumor cell starvation. ERYTECH is also exploring the use of its ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme replacement therapies (ERYZYME).

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Naomi Eichenbaum Director Investor Relations	NewCap Julien Perez Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 +1 917 312 5151 naomi.eichenbaum@erytech.com	+33 1 44 71 98 52 ERYTECH@newcap.eu

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